Paris, October 31, 2008

Adjusted EPS excluding selected items[1]: Q3 2008: €1.47, up 5.0% Þ up 15.6% in U.S. dollars[2] First 9 months of 2008: €4.24, up 3.4% Þ up 17.5% in U.S. dollars[2]

In order to give a representation of our underlying economic performance, we present and explain an adjusted1 income statement. We also report adjusted net income and adjusted EPS (excluding selected items) in U.S. dollars2 in order to facilitate comparisons with the majority of major pharmaceutical groups. The consolidated income statement for the first nine months of 2008 is provided in Appendix 5. Consolidated net income for the first nine months of 2008 was €3,669 million, compared with €4,510 million for the first nine months of 2007.

Good third-quarter performance

Net sales: €6,853m, up 5.5% on a comparable basis (down 2.4% on a reported basis)

o Quarterly growth ahead of the pharmaceutical industry

o Good performance from the Top 15 (up 7.3%), especially Lantus® (up 29.1%)

o Leading supplier of influenza vaccines in the USA, and launch of Pentacel®

o 11.5% sales growth in the United States

Operating income – current1 up 1.2%, or 14.0% excluding the effect of exchange rates

o An improvement of 0.9-point in the ratio of selling and general expenses to net sales, to

   24.1%

Adjusted net income excluding selected items: €1,923m (up 2.1%), and EPS €1.47 (up 5.0%)

Acquisitions

Completion of acquisitions of Acambis (vaccines) and Symbion (nutraceuticals/OTC, Australia)

Improved offer for Zentiva, with the unanimous backing of Zentiva’s Board of Directors

Regulatory Events

Multaq® (dronedarone) assigned priority review status in the United States

October 23, 2008: recommendation to suspend the marketing authorization for Acomplia® in the European

      Union

Increase in 2008 Guidance (see page 9)

Barring major adverse events, sanofi-aventis now expects growth in adjusted EPS excluding selected items1 for 2008 to be around 9%, calculated at a constant 2007 euro/dollar rate (1.371). Sensitivity to the euro/dollar exchange rate is estimated at 0.5% of growth for a 1-cent movement in the rate.

Board of Directors of October 30, 2008

The Board has noted the resignation of Mr Gérard Le Fur from his office as Director with effect of November 30, 2008 and has coopted Mr Chris Viehbacher with effect as of December 1, 2008.

1 See Appendix 1 for a definition of financial indicators, and Appendix 6 for a description of selected items

2 U.S. dollar figures obtained by translating euro-denominated figures at the average exchange rate for the period (Q3 2008: 1.504, Q3 2007: 1.374; first 9 months of 2008: 1.522, first 9 months of 2007: 1.344)

Sanofi-aventis www.sanofi-aventis.com Media Relations: Tel: +331 5377 4450 E-mail: MR@sanofi-aventis.com Investor Relations: Tel: +331 5377 4545 E-mail: IR@sanofi-aventis.com

2008 third-quarter and 9-month net sales

Unless otherwise indicated, all sales growth figures in this press release are stated on a comparable basis [1].

Sanofi-aventis generated third-quarter net sales of €6,853 million, up 5.5%. Exchange rate movements had an unfavorable effect of 5.7 points, of which nearly 75% was due to the U.S. dollar. Changes in Group structure had an unfavorable effect of 2.2 points, including the effect of the discontinuation of commercialization of Copaxone® by sanofi-aventis in the United States and Canada under the agreements with Teva. On a reported basis, net sales fell by 2.4%.

Over the nine months to end September, net sales rose 3.8% to €20,479 million. Exchange rate movements had an unfavorable effect of 5.6 points, of which nearly 80% was due to the U.S. dollar. Changes in Group structure had an unfavorable effect of 1.3 points. On a reported basis, net sales decreased by 3.1%.

Net sales by business segment – Pharmaceuticals

Third-quarter net sales for the pharmaceuticals business rose 4.9% to €5,906 million, driven by the performance of the top 15 products (up 7.3%) and the resilience of the rest of the portfolio (up 0.4%).

Net sales for the pharmaceuticals business for the first nine months were up 3.1% at €18,327 million. Net sales of the top 15 products amounted to €12,306 million, an increase of 4.8%. Excluding the impact of the introduction of generics of Ambien® IR in the United States and Eloxatin® in Europe3, the top 15 products would have recorded growth of 9.2%.

€ million	2008 Q3 net sales	Change on a comparable basis	2008 9- month net sales	Change on a comparable basis
Lovenox®	635	+8.5%	1,989	+11.5%
Plavix®	630	+5.7%	1,956	+10.8%
Lantus®	612	+29.1%	1,745	+29.0%
Taxotere®	505	+13.2%	1,492	+13.5%
Eloxatin®	325	-6.9%	993	-6.0%
Aprovel®	298	+14.6%	898	+14.8%
Stilnox®/Ambien®/Ambien CR®/Myslee®	201	-3.4%	602	-40.5%
Copaxone®	100	+19.0%	520	+19.5%
Allegra®	139	-4.1%	514	0.0%
Tritace®	122	-26.1%	397	-26.8%
Amaryl®	94	+2.2%	281	-1.1%
Xatral®	79	+2.6%	247	+5.1%
Actonel®	85	+11.8%	247	+6.5%
Depakine®	81	+6.6%	244	+7.0%
Nasacort®	51	-7.3%	181	-11.3%
TOP 15	3,957	+7.3%	12,306	+4.8%
Rest of the portfolio	1,949	+0.4%	6,021	-0.2%
Total Pharmaceuticals	5,906	+4.9%	18,327	+3.1%

See Appendix 2 for a geographical split of consolidated net sales by product (top 15).

3 Excluding net sales of Ambien® IR in the United States in Q1 2007 and Q1 2008, and of Eloxatin® in Europe for the first 9 months of 2007 and 2008

Comments by product

Lovenox®, the leading low molecular weight heparin on the market, posted 8.5% growth in third-quarter net sales to €635 million. In the United States, the product again achieved double-digit growth (of 10.9%), driven by the expansion of its use in medical prophylaxis. In Europe, shipments were affected by the impact on inventories of low levels of an impurity in some batches. Over the nine months to end September, Lovenox® reported growth of 11.5% to €1,989 million.

Lantus®, the world’s leading insulin brand, maintains particularly high levels of growth quarter after quarter, confirming the Group’s ambition of establishing the product as the world’s leading anti-diabetic by value. Third-quarter net sales of Lantus® were up 29.1% at €612 million. In the United States, net sales of the product advanced 34.6% to €362 million, supported by the success of the new-generation LantusSoloSTAR® pen. During September, sanofi-aventis announced favorable results from various Lantus® studies. The GINGER and LACE studies demonstrated that a basal-bolus insulin regimen with once-daily Lantus® and Apidra® at mealtimes produced greater HbA1C reduction versus pre-mixed insulin in people with type 2 diabetes. The LACE study also demonstrated a cost advantage for the basal-bolus approach. In addition, the results of three non-interventional studies demonstrated that Lantus®:

-	showed greater HbA1C lowering than detemir insulin and provided cost savings (THIN study);
-	showed greater HbA1C lowering, resulted in a lower rate of hypoglycemia, and reduced total healthcare cost compared to NPH (ROLE study);
-	and resulted in better patient satisfaction than NPH (LIVE-DE study).

The performance of Lantus® for the nine months to end September was in line with the first-half performance, with net sales up 29% at €1,745 million.

The third quarter reaffirmed the good performance of Taxotere® , which achieved double-digit growth in all three geographic regions. In the United States, net sales were up 16.8% at €181 million, driven by the use of the product in adjuvant breast cancer treatment and in prostate cancer. Furthermore, U.S. sales also benefited from a new indication, obtained in May 2008, as an adjuvant treatment for HER2-positive breast cancer in combination with Herceptin®. Taxotere® achieved third-quarter net sales growth of 10.2% in Europe (to €227 million) and of 14.1% in the Other Countries region (to €97 million). During the third quarter, Taxotere® obtained approval in Japan as a treatment for prostate cancer. Over the first nine months of the year, Japanese sales of the product increased 11.3% to €68 million. Overall net sales of Taxotere® for the nine months to end September were up 13.5% at €1,492 million.

In the United States, third-quarter net sales of Ambien CR® and Ambien® IR totaled $177 million and $28 million respectively. In Japan, Myslee®, the leading hypnotic in the market, achieved net sales of €33 million in the third quarter (up 15.9%) and of €94 million over the first nine months of 2008 (up 13.5%); these sales have been consolidated by sanofi-aventis since January 1, 2008. Over the nine months to end September 2008, net sales of Ambien CR® totaled $511 million, against $561 million for the comparable period of 2007.

Net sales of Eloxatin®, the leading cytotoxic agent in adjuvant and in first line metastatic colorectal cancer, rose 7.8% in the third quarter to €234 million in the United States, driven by the product’s use as an adjuvant. At end July 2008, penetration of Eloxatin® in the U.S. market as an adjuvant stage III treatment had reached 76% in terms of the number of patients (source: IntrsiQ Research).

The introduction of generics in Europe again weighed on net sales of Eloxatin®, which decreased 6.9% in the quarter to €325 million.

Net sales of Acomplia® reached €27 million in the third quarter and €81 million in the first nine months of the year. On October 23, 2008, following a recommendation from the European Medicines Agency (EMEA), sanofi-aventis announced the temporary suspension of the marketing authorization of Acomplia® in obese and overweight patients.

Xyzal®, a new prescription oral antihistamine launched by sanofi-aventis and UCB in the United States at the start of October 2007, generated net sales of €24 million in the third quarter and €68 million in the nine months to end September. Net sales of Apidra®, a rapid-action human insulin analog, came to €25 million for the third quarter and €68 million for the nine months to end September.

Worldwide presence1 of Plavix® / Iscover®

€ million	2008 Q3	Change on a comparable basis	2008 9 months	Change on a comparable basis
Europe	446	+0.9%	1,376	+3.7%
United States	821	+17.0%	2,373	+25.4%
Other Countries	230	+17.9%	689	+23.0%
TOTAL	1,497	+11.8%	4,438	+17.4%

In the United States, sales of Plavix® (consolidated by Bristol-Myers Squibb – BMS) were 17.0% higher in the third quarter. Sales for the nine months to end September 2008 were 25.4% up on the comparable period of 2007, which was impacted by competition from a generic version in the early part of that period. In Europe, net sales of Plavix® (clopidogrel bisulphate) advanced by a modest 0.9%. Germany is affected by competition from several clopidogrel besylates in the monotherapy segment, though the share of the German market by volume taken by Plavix®/Iscover® in the last week of September was over 80% (IMS Pharmatrend, week commencing September 29). In the Other Countries region, Plavix® recorded growth of 17.9% for the quarter and 23.0% over the first 9 months of the year. The product continued to enjoy success in Japan, as net sales reached €44 million in the third quarter of 2008 (versus €17 million in the third quarter of 2007) and €114 million for the first nine months of 2008 (versus €33 million in the comparable period of 2007).

Worldwide presence1 of Aprovel®/ Avapro®/ Karvea®

€ million	2008 Q3	Change on a comparable basis	2008 9 months	Change on a comparable basis
Europe	242	+6.6%	742	+8.6%
United States	123	+8.8%	359	+8.1%
Other Countries	120	+26.3%	355	+27.2%
TOTAL	485	+11.5%	1,456	+12.5%

Third-quarter worldwide sales of Aprovel®/Avapro®/Karvea® were up 11.5% at €485 million. In the United States, most of the growth was due to favorable price effects. The product performed particularly well in the Other Countries region, especially in Latin America. Sales of Aprovel®/Avapro®/Karvea® for the nine months to end September 2008 were up 12.5% at €1,456 million.

In September 2008, the Committee for Medicinal Products for Human Use (CHMP) issued a positive opinion on the authorization of a generic of irbesartan as a monotherapy in Europe. The active ingredient of irbesartan is protected by a patent in the principal European countries until August 2012. In some countries (Spain, Portugal, Finland and Norway, and some Eastern European countries), irbesartan is not protected by this active ingredient patent. However, other patents may be in force locally. Net sales of Aprovel® as a monotherapy in European countries not covered by the active ingredient patent totaled approximately €50 million in 2007.

[1]	See Appendix 1 for a definition of financial indicators

Net sales by business segment – Human Vaccines

Third-quarter consolidated net sales for the Human Vaccines business increased 9.4% to €947 million. In the United States, net sales reached €605 million, an increase of 12.0%.

Net sales of influenza vaccines were up 9.7% at €374 million; the majority of shipments of seasonal influenza vaccines in the United States are made during this quarter. This year, Sanofi-Pasteur has once again been the leading supplier of influenza vaccines in the United States. Net sales of influenza vaccines for the nine months to end September totaled €574 million, an increase of 18.4%, and include the shipment during the second quarter of H5N1 vaccine for the U.S. Department of Health and Human Services worth $192.5 million (versus $113 million in 2007).

The Polio-Pertussis-Hib (Haemophilus influenzae type b) franchise reported growth of 42.6% to €194 million in the third quarter, reflecting the launch of Pentacel® (the first 5-in-1 pediatric combination vaccine to protect against diphtheria, tetanus, pertussis, polio and haemophilus influenzae type b) in the United States in July. This new vaccine, which reinforces the position of Sanofi Pasteur in the U.S. pediatric vaccines market, achieved third-quarter net sales in line with forecasts at €25 million.

Third-quarter net sales of Menactra® were €141 million, a decrease of 2.3%, due to the timing of orders from public health bodies in the United States relative to 2007. For the nine months to end September, net sales of the vaccine were up 10.1% at €332 million.

Net sales of adult booster vaccines were €109 million, an increase of 9.0%, driven mainly by AdacelTM (adult and adolescent tetanus-diphtheria-pertussis booster), which achieved 12.2% sales growth to €76 million for the third quarter. Over the nine months to end September, net sales of AdacelTM were up 16.4% at €201 million.

Overall, the Human Vaccines business recorded consolidated net sales of €2,152 million for the nine months to end September 2008 (up 9.8%), including €1,313 million in the United States (up 14.0%).

€ million	2008 Q3 net sales	Change on a comparable basis	2008 9-month net sales	Change on a comparable basis
Influenza Vaccines*	374	+9.7%	574	+18.4%
Polio/Pertussis/Hib Vaccines	194	+42.6%	549	+12.7%
Meningitis/Pneumonia Vaccines	156	-7.7%	381	+7.9%
Adult Booster Vaccines	109	+9.0%	309	+4.0%
Travel & Other Endemics Vaccines	79	-4.8%	236	-0.8%
Other Vaccines	35	-5.4%	103	+3.0%
TOTAL	947	+9.4%	2,152	+9.8%
* Seasonal and pandemic influenza vaccines

The acquisition of Acambis, completed at end September at a price of £285 million (€365 million), strengthened the portfolio of vaccines in research and development.

Third-quarter sales at Sanofi Pasteur MSD (not consolidated by sanofi-aventis), the joint venture with Merck & Co in Europe, were 14.9% higher on a reported basis at €372 million, driven by the performance of Gardasil®, the first vaccine against papillomavirus infections (which cause cervical cancer). Net sales of Gardasil® rose 42.8% on a reported basis to €144 million.

Over the nine months to end September 2008, Sanofi Pasteur MSD reported sales of €924 million, an increase of 38.2% on a reported basis. Net sales of Gardasil® were €456 million, versus €182 million for the comparable period of 2007.

Net sales by geographic region

€ million	2008 Q3 net sales	Change on a comparable basis	2008 9-month net sales	Change on a comparable basis
Europe	2,958	-0.5%	9,090	-0.1%
United States	2,216	+11.5%	6,365	+4.8%
Other Countries	1,679	+9.4%	5,024	+10.2%
TOTAL	6,853	5.5%	20,479	3.8%

In Europe, net sales decreased by 0.5% in the third quarter, mainly on lower sales in France (which was affected by the introduction of Eloxatin® generics) and to reduced sales of Plavix® in Germany (due to competition from several of clopidogrel besylates since August). Sales were also lower in Italy due to ongoing competition from generics of Tritace®. Over the nine months to end September, net sales in Europe were stable at -0.1%.

In the United States, net sales returned to double-digit growth (11.5%) after several quarters impacted by the introduction of generics of Ambien® IR. The main drivers were excellent performances from Lantus® (up 34.6%) and Taxotere® (up 16.8%). Over the first nine months of the year, net sales rose by 4.8% in the United States. Excluding the impact of generics of Ambien® IR4, growth for the period would have reached 11.0%.

Third-quarter net sales in the Other Countries region were up 9.4%, driven by the dynamic growth in Japan. Over the nine months to end September, the region achieved growth of 10.2%.

[4]	Excluding net sales of Ambien® IR in the United States in the first quarter of 2007 and 2008

Adjusted consolidated income statement

Third quarter of 2008

In the third quarter of 2008, sanofi-aventis generated net sales of €6,853 million, up 5.5% on a comparable basis but down 2.4% on a reported basis due to the effects of exchange rates and changes in Group structure.

Gross profit was €5,372 million. Other revenues rose by 4.7%. The ratio of cost of sales to net sales was 26.2%, an improvement of 0.8 of a point, reflecting the favorable effect of the end of commercialization of Copaxone® by sanofi-aventis in North America.

Research and development expenses rose by 0.5% (or by 4.5% after excluding the effect of exchange rates) to €1,089 million. This increase reflects the start of Phase III for AVE5026 (an ultra low molecular weight heparin), AVE0010 (a GLP-1 receptor agonist for diabetes), and AVE5530 (a cholesterol absorption inhibitor).

Selling and general expenses decreased by 5.9% (or by 0.7% excluding the effect of exchange rates) to €1,651 million. The ratio of selling and general expenses to net sales was 0.9 of a point lower at 24.1%.

Other current operating income, net of expenses totaled € 49 million, against €58 million for the comparable period of 2007. The 2008 figure includes the payment by Teva of a fee calculated in proportion to North American sales of Copaxone®, and a less favorable result on foreign exchange due to the recovery of the dollar against the euro as of September 30.

Operating income – current1 was 1.2% higher at €2,640 million. Excluding the effect of exchange rates, growth would have reached 14.0%.

The financial statements include restructuring costs of € 51 million (€35 million after tax, included in selected items), relating mainly to the adaptation of the sales force and industrial facilities in France.

Net financial expenses were €60 million, against €40 million for the third quarter of 2007. Interest expense on debt was € 57 million, compared with €64 million for the third quarter of 2007.

The reported tax rate was 29.6%. This compares with 31.8% for the third quarter of 2007, which included the effect of a net expense of €30 million (included in selected items) related to cuts in income tax rates in Germany, Spain and the United Kingdom. The effective tax rate for the third quarter of 2007 was 30.7%.

The share of profits from associates was €219 million (versus €213 million for the third quarter of 2007). The share of after-tax profits from territories managed by BMS under the Plavix® and Avapro® alliance was up 9.9% at €155 million. The contribution from Sanofi Pasteur MSD increased, while the contribution from Merial decreased as a result of adverse exchange rate effects.

Minority interests were unchanged at €111 million. This line includes the share of pre-tax profits paid to BMS from territories managed by sanofi-aventis (€104 million, versus €107 million for the third quarter of 2007).

Adjusted net income came to €1,888 million, an increase of 1.9%. Adjusted earnings per share (adjusted EPS) was €1.45, 5.8% up on the 2007 third-quarter figure (€ 1.37), based on an average number of shares outstanding of 1,304.8 million for the third quarter of 2008 and 1,349.3 million for the third quarter of 2007.

Adjusted net income excluding selected items (see Appendices 6 & 7) was € 1,923 million, 2.1% up on the 2007 third-quarter figure (€1,883 million).

Adjusted EPS excluding selected items was €1.47, up 5.0% on the 2007 third-quarter figure (€1.40), and was up 15.6% in U.S. dollars[2].

2 U.S. dollar figures obtained by translating euro-denominated figures at the average exchange rate for the period (Q3 2008: 1.504, Q3 2007: 1.374; first 9 months of 2008: 1.522, first 9 months of 2007: 1.344)

First nine months of 2008

In the first nine months of 2008, sanofi-aventis generated net sales of €20,479 million, up 3.8% on a comparable basis but down 3.1% on a reported basis due to the effects of exchange rates and changes in Group structure.

Gross profit was €15,953 million. Royalty income rose by 4.4% to € 882 million, due to the performance of Plavix® in the United States. The ratio of cost of sales to net sales was in line with the figure for the first nine months of 2007 (26.4%, versus 26.5%). The favorable effect of changes in product mix and of the discontinuation (from the second quarter) of commercialization of Copaxone® by sanofi-aventis in North America canceled out unfavorable exchange rate effects and the impact of generic competition for Ambien® IR in the United States during the first quarter.

Research and development expenses amounted to €3,269 million, a rise of 0.1% (or 3.9% excluding the effect of exchange rates).

Selling and general expenses totaled €5,223 million, a decrease of 6.0% (or 1.1% excluding the effect of exchange rates). Our selective cost adaptation policy enabled us to further reduce the ratio of selling and general expenses to net sales to 25.5%, compared with 26.3% for the nine months to end September 2007.

Operating income – current1 was 1.2% lower at €7,564 million. Excluding the effect of exchange rates, this item showed an increase of 8.7%. The ratio of operating income – current to net sales was 36.9%, an improvement of 0.7 of a point relative to the nine months to end September 2007.

The financial statements for the first nine months of 2008 include restructuring costs of €258 million (€181 million after tax, included in selected items) relating to the adaptation of industrial facilities in France and the sales force in Europe. They also include an impairment loss of €69 million (€49 million after tax, included in selected items), reflecting the discontinuation of the collaboration with Taiho on S-1 and the Data and Safety Monitoring Board (DSMB) recommendation on the TRIST trial evaluating Trovax® in kidney cancer.

Net financial expenses were virtually unchanged at €110 million (versus €111 million for the first nine months of 2007). Interest expense on debt was €150 million, compared with €175 million for the first nine months of 2007. This item also includes a gain of € 38 million (€27 million after tax, included in selected items) on the sale of the investment in Millennium.

The reported tax rate was 29.6%, versus 28.1% for the nine months to end September 2007. In 2007, the income tax expense figure included non-recurring tax gains of €193 million. The effective tax rate for the first nine months of 2007 was 30.7%.

The share of profits from associates was €670 million (versus €582 million for the first nine months of 2007). The share of after-tax profits from territories managed by BMS under the Plavix® and Avapro® alliance rose by 18.6% to €446 million. The contributions from Sanofi Pasteur MSD and Zentiva increased, while the contribution from Merial fell as a result of adverse exchange rate effects.

Minority interests were €331 million, compared with €322 million for the nine months to end September 2007. The share of pre-tax profits paid to BMS from territories managed by sanofi-aventis was up 2.9% at €316 million.

Adjusted net income was down 5.2% at €5,356 million.

Adjusted earnings per share (adjusted EPS) was €4.09, 2.2% lower than the figure for the comparable period of 2007 (€4.18), based on an average number of shares outstanding of 1,310.7 million for the first nine months of 2008 and 1,350.8 million for the first nine months of 2007.

Adjusted net income excluding selected items (see Appendices 6 & 7) was €5,559 million, 0.5% higher than the figure for the first nine months of 2007 (€5,532 million).

Adjusted EPS excluding selected items was €4.24, up 3.4% on the figure for the first nine months of 2007 (€4.10), and up 17.5% in U.S. dollars[2].

The adjusted consolidated income statement is presented in Appendix 4.

Refer to Appendix 1 for a definition of adjusted net income, and Appendix 5 for a reconciliation of the consolidated income statement to the adjusted consolidated income statement.

2008 Guidance

In light of the good performance achieved during the first nine months of the year, sanofi-aventis has decided to raise its 2008 full-year guidance.

Barring major adverse events, sanofi-aventis now expects growth in adjusted EPS excluding selected items1 for 2008 to be around 9%, calculated at a constant 2007 euro/dollar rate (1.371).

Sensitivity to the euro/dollar exchange rate is estimated at 0.5% of growth for a 1-cent movement in the rate.

Adjusted EPS excluding selected items for the year ended December 31, 2007 was €5.17.

1 See Appendix 1 for a definition of financial indicators, and Appendix 6 for a description of selected items

2 U.S. dollar figures obtained by translating euro-denominated figures at the average exchange rate for the period (Q3 2008: 1.504, Q3 2007: 1.374; first 9 months of 2008: 1.522, first 9 months of 2007: 1.344)

Research and Development

Sanofi-aventis has decided to discontinue development of AVE2268 (an oral SGLT-2 inhibitor intended for Type 2 diabetes) and of surinabant (a CB-1 receptor antagonist for smoking cessation).

Results from a Phase III trial of a high-dose intramuscular influenza vaccine, announced at the ICAAC/IDSA conference in the United States, demonstrated increased immune responses among adults 65 years of age and older compared with the standard influenza vaccine.

As regards Acambis plc, three vaccines (against dengue fever virus, Japanese encephalitis virus and West Nile virus) were already being developed in collaboration with the company. A phase III study of the dengue fever virus is due to start by end 2008. The Japanese encephalitis virus is in phase III, and the first submissions for this vaccine are scheduled for 2009. The West Nile virus vaccine is currently in phase II, with the results of the study expected before end 2008.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2007. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Recent events

August 1, 2008	Announcement that Sanofi Pasteur had begun shipping influenza vaccine in the United States for the 2008/09 season
August 8, 2008	Announcement that the FDA had assigned priority review status for the New Drug application for Multaq®
September 1, 2008	Announcement of the completion of the acquisition by sanofi-aventis of the Australian company Symbion Consumer
September 1, 2008	Announcement of marketing approval for Taxotere® in prostate cancer in Japan
September 2, 2008	Approval of Sanofi Pasteur Holding’s offer by a large majority of the shareholders of Acambis
September 3, 2008	Announcement that further analysis from the ATHENA study showed that Multaq® reduced the risk of stroke in patients with atrial fibrillation
September 8, 2008	Announcement at the EASD of results from three non-interventional studies demonstrating greater HbA1C reduction and cost savings for Lantus® versus detemir insulins and NPH
September 10, 2008	Announcement at the EASD that results of the studies, GINGER and LACE, demonstrated that a basal-bolus insulin regimen with Lantus® and Apidra® (at mealtime) produced greater A1C reductions versus pre-mixed insulin in people with type 2 diabetes
September 10, 2008	Announcement of an upcoming change in Chief Executive Officer, effective December 1, 2008
September 17, 2008	Announcement of the launch of a Phase II study to evaluate the administration of a therapeutic cancer vaccine regimen to fight melanoma
September 18, 2008	Announcement of the extension of the validity period of the offer for Zentiva to November 28, 2008
September 22, 2008	Sanofi-Aventis Announces Intention to Raise Offer for Zentiva to CZK 1150 in Cash per Share. The Board of Directors of Zentiva recommends the intended improved offer
September 22, 2008	Announcement that sanofi-aventis had for a second time strengthened its position in the internationally-renowned Dow Jones Sustainability World Index
September 23, 2008	Announcement of FDA approval for Nasacort AQ® nasal spray in children aged 2 to 5 years
September 25, 2008	Announcement that sanofi pasteur had completed the acquisition of Acambis
September 26, 2008	Signature by sanofi-aventis of a collaboration agreement with RainDance Technologies and Louis Pasteur University (Strasbourg) to launch the dScreen Consortium within the Alsace BioValley cluster
October 14, 2008	Announcement of an agreement between sanofi-aventis and TB Alliance in the fight against tuberculosis
October 21, 2008	Announcement that sanofi-aventis is expanding its R&D presence in China
October 23, 2008	Announcement of the temporary suspension of the marketing authorization for Acomplia® in obese and overweight patients, in compliance with a recommendation from the EMEA
October 29, 2008	Announcement that the FDA approves Rapid-Acting Insulin Apidra® for Treatment of Children with Diabetes
October 30, 2008	New ADA/EASD Treatment Recommendations: Experts recommend considering a basal insulin or sulfonylurea when treatment goals not achieved with metformin alone

Financial Timetable

February 11, 2009	2008 results
April 17, 2009	Shareholders’ Annual General Meeting

Appendices

List of Appendices

Appendix 1:	Explanatory Notes/Financial Indicators

Appendix 2:	2008 third-quarter and 9-month consolidated net sales by geographic region and product (Top 15)

Appendix 3:	2008 third-quarter, second-quarter, first-quarter and 9-month net sales by product

Appendix 4:	2008 third-quarter and 9-month adjusted consolidated income statements

Appendix 5:	2008 third-quarter and 9-month reconciliations of the consolidated income statement to the adjusted consolidated income statement

Appendix 6:	Trends in selected items in the adjusted consolidated income statement, net of tax

Appendix 7:	Impact of selected items on adjusted net income

Appendix 1: Explanatory Notes/Financial Indicators

Comparable net sales

When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate movements and changes in Group structure (acquisitions and divestments of interests in entities and rights to products, and changes in consolidation method for consolidated entities).

We exclude the impact of exchange rates by recalculating sales for the prior period on the basis of exchange rates used in the current period. We exclude the impact of acquisitions by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition.

Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

For a change in consolidation method, the prior period is recalculated on the basis of the method used for the current period.

Reconciliation of 2007 third-quarter net sales to 2007 third-quarter comparable net sales, and of 2007 9-month net sales to 2007 9-month comparable net sales:.

€ million	2007: Q3
2007 Q3 net sales	7,025
Impact of changes in Group structure	(140)
Impact of exchange rates	(390)
2007 Q3 comparable net sales	6,495

€ million	2007: 9 months
2007 9-month net sales	21,141
Impact of changes in Group structure	(254)
Impact of exchange rates	(1,153)
2007 9-month comparable net sales	19,734

Worldwide presence of a product

When we refer to the “worldwide presence” of a product, we mean our consolidated net sales of that product, minus sales of the product to our alliance partners plus non-consolidated sales made through our alliances with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel) and Aprovel®/Avapro®/Karvea® (irbesartan), based on information provided to us by our alliance partner.

Operating income – current

We define “operating income – current” as operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation.

Adjusted net income

We define “adjusted net income” as accounting net income after minority interests adjusted to exclude (i) the material impacts of the application of purchase accounting to acquisitions and (ii) acquisition-related integration and restructuring costs. We believe that eliminating these impacts from net income gives investors a better understanding of the underlying economic performance of the combined Group.

The material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, are as follows:

charges arising from the remeasurement of inventories at fair value, net of tax amortization/impairment expense generated by the remeasurement of intangible assets, net of tax;

any impairment of goodwill.

We also exclude from adjusted net income any integration and restructuring costs (net of tax) that are specific to the acquisition of Aventis by sanofi-aventis.

€ million	2008: Q3 Consolidated financial statements (unaudited)	2008: Q3 Adjusted consolidated financial statements (unaudited)	2008: 9 months Consolidated financial statements (unaudited)	2008: 9 months Adjusted consolidated financial statements (unaudited)
Net sales	6,853	6,853	20,479	20,479
Net income (after minority interests)	1,334	1,888	3,669	5,356
Basic EPS	1.02	1.45	2.80	4.09

Appendix 2: 2008 third-quarter and 9-month consolidated net sales by geographic region and product (Top 15)

2008: Q3 net sales (€ million)	Europe	Change on a comparable basis	United States	Change on a comparable basis	Other Countries	Change on a comparable basis
Lovenox®	187	+3.3%	375	+10.9%	73	+10.6%
Plavix®	420	0.0%	43(6)	-2.3%	167	+26.5%
Lantus®	176	+12.8%	362	+34.6%	74	+51.0%
Taxotere®	227	+10.2%	181	+16.8%	97	+14.1%
Eloxatin®	49	-44.3%	234	+7.8%	42	-4.5%
Aprovel®	225	+9.2%	-	-	73	+35.2%
Stilnox®/Ambien®/Ambien CR®/ Myslee®	19	-13.6%	132	-8.3%	50	+19.0%
Copaxone®	97	+19.8%	-	-	3	0.0%
Allegra®	8	-20.0%	72	-6.5%	59	+1.7%
Tritace®	85	-28.6%	-	-	37	-19.6%
Amaryl®	24	-11.1%	1	0.0%	69	+7.8%
Xatral®	35	-12.5%	28	+27.3%	16	+6.7%
Actonel®	58	+16.0%	-	-	27	+3.8%
Depakine®	54	+1.9%	-	-	27	+17.4%
Nasacort®	8	0.0%	37	-9.8%	6	0.0%

2008: 9-month net sales (€ million)	Europe	Change on a comparable basis	United States	Change on a comparable basis	Other Countries	Change on a comparable basis
Lovenox®	594	+7.0%	1,178	+13.5%	217	+13.6%
Plavix®	1,304	+3.6%	142(6)	+9.2%	510	+35.6%
Lantus®	522	+16.3%	1,017	+32.1%	206	+53.7%
Taxotere®	674	+11.2%	529	+15.5%	289	+15.6%
Eloxatin®	174	-40.8%	683	+5.9%	136	+16.2%
Aprovel®	677	+9.2%	-	-	221	+36.4%
Stilnox®/Ambien®/Ambien CR®/ Myslee®	61	-6.2%	402	-51.0%	139	+10.3%
Copaxone®	282	+18.0%	210	+19.3%	28	+40.0%
Allegra®	34	-22.7%	247	-4.3%	233	+9.9%
Tritace®	271	-24.7%	-	-	126	-30.4%
Amaryl®	76	-16.5%	4	-20.0%	201	+6.9%
Xatral®	116	-7.2%	82	+18.8%	49	+19.5%
Actonel®	164	+7.9%	-	-	83	+3.8%
Depakine®	164	+3.1%	-	-	80	+15.9%
Nasacort®	31	-8.8%	132	-12.6%	18	-5.3%

6 Sales of active ingredient to the American joint venture managed by BMS

Appendix 3: 2008 third-quarter, second-quarter, first-quarter and 9-month net sales by product

2008 third-quarter net sales by product:

€ million	Q3 2008 net sales	Q3 2007 comparable net sales	Q3 2007 reported net sales
Lovenox®	635	585	633
Plavix®	630	596	614
Lantus®	612	474	518
Taxotere®	505	446	475
Eloxatin®	325	349	383
Aprovel®	298	260	267
Stilnox®/Ambien®/Ambien CR®/Myslee®	201	208	207
Copaxone®	100	84	301
Allegra®	139	145	159
Tritace®	122	165	168
Amaryl®	94	92	94
Xatral®	79	77	82
Actonel®	85	76	79
Depakine®	81	76	79
Nasacort®	51	55	61
TOTAL TOP 15	3,957	3,688	4,120
Other Products	1,949	1,941	1,962
TOTAL Pharmaceuticals	5,906	5,629	6,082
Vaccines	947	866	943
TOTAL Net sales	6,853	6,495	7,025

2008 second-quarter net sales by product:

€ million	Q2 2008 net sales	Q2 2007 comparable net sales	Q2 2007 reported net sales
Lovenox®	637	609	671
Plavix®	664	612	632
Lantus®	576	453	503
Taxotere®	503	441	474
Eloxatin®	326	343	380
Aprovel®	311	262	272
Stilnox®/Ambien®/Ambien CR™/Myslee®	191	246	252
Copaxone®	103	83	307
Allegra®	171	180	198
Tritace®	137	165	167
Amaryl®	95	100	103
Xatral®	85	79	85
Actonel®	87	80	82
Depakine®	81	78	81
Nasacort®	60	77	87
TOTAL TOP 15	4,027	3,808	4,294
Other Products	2,005	1,989	2,026
TOTAL Pharmaceuticals	6,032	5,797	6,320
Vaccines	657	561	619
TOTAL Net sales	6,689	6,358	6,939

2008 first-quarter net sales by product:

€ million	Q1 2008 net sales	Q1 2007 comparable net sales	Q1 2007 reported net sales
Lovenox®	717	590	634
Plavix®	662	557	569
Lantus®	557	426	458
Taxotere®	484	427	449
Eloxatin®	342	364	393
Aprovel®	289	260	264
Stilnox®/Ambien®/Ambien CR™/Myslee®	210	557	606
Copaxone®	317	268	289
Allegra®	204	189	201
Tritace®	138	212	211
Amaryl®	92	92	94
Xatral®	83	79	82
Actonel®	75	76	78
Depakine®	82	74	76
Nasacort®	70	72	79
TOTAL TOP 15	4,322	4,243	4,483
Other Products	2,067	2,105	2,127
TOTAL Pharmaceuticals	6,389	6,348	6,610
Vaccines	548	533	567
TOTAL Net sales	6,937	6,881	7,177

2008 9-month net sales by product:

€ million	2008 9-month net sales	2007 9-month comparable net sales	2007 9-month reported net sales
Lovenox®	1,989	1,784	1,938
Plavix®	1,956	1,765	1,815
Lantus®	1,745	1,353	1,479
Taxotere®	1,492	1,314	1,398
Eloxatin®	993	1,056	1,156
Aprovel®	898	782	803
Stilnox®/Ambien®/Ambien CR®/Myslee®	602	1,011	1,065
Copaxone®	520	435	897
Allegra®	514	514	558
Tritace®	397	542	546
Amaryl®	281	284	291
Xatral®	247	235	249
Actonel®	247	232	239
Depakine®	244	228	236
Nasacort®	181	204	227
TOTAL TOP 15	12,306	11,739	12,897
Other Products	6,021	6,035	6,115
TOTAL Pharmaceuticals	18,327	17,774	19,012
Vaccines	2,152	1,960	2,129
TOTAL Net sales	20,479	19,734	21,141

Appendix 4: 2008 third-quarter and 9-month adjusted consolidated income statements

2008 third-quarter adjusted consolidated income statement (unaudited)

€ million	Q3 2008 adjusted consolidated income statement	as % of net sales	Q3 2007 adjusted consolidated income statement	as % of net sales	% change
Net sales	6,853	100.0%	7,025	100.0%	-2.4%
Other revenues	312	4.6%	298	4.2%	4.7%
Cost of sales	(1,793)	(26.2%)	(1,903)	(27.0%)	-5.8%
Gross profit	5,372	78.4%	5,420	77.2%	-0.9%
Research and development expenses	(1,089)	(15.9%)	(1,084)	(15.4%)	0.5%
Selling and general expenses	(1,651)	(24.1%)	(1,754)	(25.0%)	-5.9%
Other current operating income/expenses	49	-	58	-	-15.5%
Amortization of intangibles	(41)	-	(31)	-	-
Operating income – current*	2,640	38.5%	2,609	37.1%	1.2%
Restructuring costs	(51)	-	-	-	-
Impairment of PP&E and intangibles	-	-	-	-	-
Gain/loss on disposals, and litigation	-	-	-	-	-
Operating income	2,589	37.8%	2,609	37.1%	-0.8%
Financial expenses	(89)	-	(86)	-	-
Financial income	29	-	46	-	-
Income before tax and associates	2,529	36.9%	2,569	36.6%	-1.6%
Income tax expense	(749)	-	(818)	-	-
Reported tax rate	29.6%	-	31.8%	-	-
Share of profit/loss of associates	219	-	213	-	-
Minority interests	(111)	-	(111)	-	-
Net income (after minority interests)	1,888	27.5%	1,853	26.4%	1.9%
Average number of shares outstanding (million)	1,304.8		1,349.3
Earnings per share (in euros)	1.45		1.37		+5.8%

* Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains/losses on disposals, and litigation

2008 9-month adjusted consolidated income statement (unaudited)

€ million	2008 9- month adjusted consolidated income statement	as % of net sales	2007 9- month adjusted consolidated income statement	as % of net sales	% change
Net sales	20,479	100.0%	21,141	100.0%	-3.1%
Other revenues	882	4.3%	845	4.0%	4.4%
Cost of sales	(5,408)	(26.4%)	(5,607)	(26.5%)	-3.5%
Gross profit	15,953	77.9%	16,379	77.5%	-2.6%
Research and development expenses	(3,269)	(16.0%)	(3,266)	(15.4%)	0.1%
Selling and general expenses	(5,223)	(25.5%)	(5,558)	(26.3%)	-6.0%
Other current operating income/expenses	227	-	200	-	13.5%
Amortization of intangibles	(124)	-	(98)	-
Operating income – current*	7,564	36.9%	7,657	36.2%	-1.2%
Restructuring costs	(258)	-	(50)	-
Impairment of PP&E and intangibles	(69)	-	-	-
Gain/loss on disposals, and litigation	-	-	-	-
Operating income	7,237	35.3%	7,607	36.0%	-4.9%
Financial expenses	(249)	-	(256)	-	-
Financial income	139	-	145	-	-
Income before tax and associates	7,127	34.8%	7,496	35.5%	-4.9%
Income tax expense	(2,110)	-	(2,108)	-	-
Reported tax rate	29.6%	-	28.1%	-	-
Share of profit/loss of associates	670	-	582	-	-
Minority interests	(331)	-	(322)	-	-
Net income (after minority interests)	5,356	26.2%	5,648	26.7%	-5.2%
Average number of shares outstanding (million)	1,310.7		1,350.8
Earnings per share (in euros)	4.09		4.18		-2.2%

* Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains/losses on disposals, and litigation

Appendix 5: 2008 third-quarter and 9-month reconciliations of the consolidated income statement to the adjusted consolidated income statement

2008 third-quarter reconciliation of the consolidated income statement to the adjusted consolidated income statement (unaudited)

The adjustments to the income statement reflect the elimination of material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, amounting to €554 million net of deferred taxes (with no cash impact for the Group).

€ million	Q3 2008 Consolidated	Adjustments	Q3 2008 Adjusted consolidated
Net sales	6,853		6,853
Other revenues	312		312
Cost of sales	(1,793)		(1,793)
Gross profit	5,372		5,372
Research and development expenses	(1,089)		(1,089)
Selling and general expenses	(1,651)		(1,651)
Other current operating income/expenses	49		49
Amortization of intangibles	(848)	807	(41)
Operating income - current*	1,833	807	2,640
Restructuring costs	(51)		(51)
Impairment of PP&E and intangibles
Gain/loss on disposals, and litigation
Operating income	1,782	807	2,589
Financial expenses	(89)		(89)
Financial income	29		29
Income before tax and associates	1,722	807	2,529
Income tax expense	(476)	(273)	(749)
Share of profit/loss of associates	199	20	219
Minority interests	(111)		(111)
Net income (after minority interests)	1,334	554	1,888
Average number of shares outstanding (million)	1,304.8		1,304.8
Earnings per share (in euros)	1.02	0.43	1.45

* Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains/losses on disposals, and litigation

The material impacts of the application of purchase accounting to acquisitions (primarily the acquisition of Aventis) on the 2008 third-quarter consolidated income statement are:

a)	An amortization charge of €807 million against intangible assets. This adjustment has no cash impact on the Group.

b)	Deferred taxes of €273 million, generated by the €807 million amortization charge.

c)	In “Share of profits/losses of associates”, a reversal of €20 million relating to the amortization of intangible assets, net of tax. This adjustment has no cash impact on the Group.

2008 9-month reconciliation of the consolidated income statement to the adjusted consolidated income statement (unaudited)

The adjustments to the income statement reflect the elimination of material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, amounting to €1,687 million net of deferred taxes (with no cash impact for the Group).

€ million	2008: 9 months Consolidated	Adjustments	2008: 9 months Adjusted consolidated
Net sales	20,479		20,479
Other revenues	882		882
Cost of sales	(5,408)		(5,408)
Gross profit	15,953		15,953
Research and development expenses	(3,269)		(3,269)
Selling and general expenses	(5,223)		(5,223)
Other current operating income/expenses	227		227
Amortization of intangibles	(2,557)	2,433	(124)
Operating income – current*	5,131	2,433	7,564
Restructuring costs	(258)		(258)
Impairment of PP&E and intangibles	(126)	57	(69)
Gain/loss on disposals, and litigation
Operating income	4,747	2,490	7,237
Financial expenses	(249)		(249)
Financial income	139		139
Income before tax and associates	4,637	2,490	7,127
Income tax expense	(1,247)	(863)	(2,110)
Share of profit/loss of associates	610	60	670
Minority interests	(331)		(331)
Net income (after minority interests)	3,669	1,687	5,356
Average number of shares outstanding (million)	1,310.7		1,310.7
Earnings per share (in euros)	2.80	1.29	4.09

* Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains/losses on disposals, and litigation

The material impacts of the application of purchase accounting to acquisitions (primarily the acquisition of Aventis) on the 2008 nine-month consolidated income statement are:

a)	An amortization charge of €2,433 million against intangible assets. This adjustment has no cash impact on the Group.

b)	An impairment loss of €57 million, arising from the discontinuation of ilepatril. This adjustment has no cash impact on the Group.

c)	Deferred taxes of €863 million, generated by the €2,433 million amortization charge and the €57 million impairment loss.

d)	In “Share of profits/losses of associates”, a reversal of €60 million relating to the amortization of intangible assets, net of tax. This adjustment has no cash impact on the Group.

Appendix 6: Trends in selected items in the adjusted income statement, net of tax

€ million	2008: Q3	2007: Q3	2008: 9 months	2007: 9 months
Restructuring costs	(35)	-	(181)	(35)
Impairment of PP&E and intangibles			(49)[2]
Gain/loss on disposals	-	-	27
Provisions for financial instruments, litigation, tax inspections & other items	-	(30)[1]	-	151[3]
TOTAL net of tax	(35)	(30)	(203)	116

1 Income tax expense of €51 million related to cuts in income tax rates in Germany, Spain and the United Kingdom, partly offset by a €21 million gain on settlement of tax disputes

2 Includes impairment losses on S-1 and Trovax

3 Includes:

-	Tax risks/settlement of tax disputes: €244 million
-	Income tax expense related to cuts in income tax rates in Germany, Spain and the United Kingdom: -€51 million
-	Harmonization of welfare and healthcare plans for retirees: -€42 million

Appendix 7: Impact of selected items5 on adjusted net income

  2008: third quarter

(€ million)	2008: Q3	2007: Q3	change
Adjusted net income	1,888	1,853	+1.9%
Total selected items, net of tax[5]	(35)	(30)	-
Adjusted net income excluding selected items	1,923	1,883	+2.1%
Adjusted EPS excluding selected items	1.47	1.40	+5.0%

  2008: first 9 months

(€ million)	2008: 9 months	2007: 9 months	change
Adjusted net income	5,356	5,648	-5.2%
Total selected items, net of tax[5]	(203)	116	-
Adjusted net income excluding selected items	5,559	5,532	+0.5%
Adjusted EPS excluding selected items	4.24	4.10	+3.4%

5 See Appendix 6 for a description of selected items